UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 0-10161
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
FIRSTMERIT CORPORATION AND AFFILIATES EMPLOYEES’
SALARY SAVINGS RETIREMENT PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
FirstMerit Corporation
III Cascade Plaza, 7th Floor
Akron, Ohio 44308

Financial Statements
FirstMerit Corporation and Affiliates
Employees’ Salary Savings Retirement Plan
Year Ended December 31, 2009
With Report of Independent Registered Public Accounting Firm

FirstMerit Corporation and Affiliates
Employees’ Salary Savings Retirement Plan
Audited Financial Statements and Supplemental Schedule
Year Ended December 31, 2009

Report of Independent Registered Public Accounting Firm
Board of Directors
FirstMerit Corporation
We have audited the accompanying statements of net assets available for benefits of FirstMerit Corporation and Affiliates Employees’ Salary Savings Retirement Plan as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the year ended December 31, 2009, in conformity with US generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
June 25, 2010
Akron, Ohio

FirstMerit Corporation and Affiliates
Employees’ Salary Savings Retirement Plan
Statements of Net Assets Available for Benefits

	December 31
	2009	2008
Assets
Investments, at fair value:
Mutual funds	$69,425,087	$49,843,096
Collective trust fund	10,920,635	9,545,952
FirstMerit Corporation common stock	38,473,279	42,639,354
Loans to participants	872,519	940,905

Total Investments	119,691,520	102,969,307

Receivables:
Contributions from participants	249,673	294,873
Contributions from employer	1,779,721	3,793,955
Investment income	1,479	1,559

Total receivables	2,030,873	4,090,387
Net assets reflecting investments at fair value	121,722,393	107,059,694
Adjustments from fair value to contract value for fully-benefit responsive investment contracts	530,172	926,842

Net assets available for benefits	$122,252,565	$107,986,536

See accompanying notes.

FirstMerit Corporation and Affiliates
Employees’ Salary Savings Retirement Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2009

Additions
Interest and dividends	$3,519,740
Employee contributions	6,833,660
Employer contributions	1,779,719
Rollovers from participants	106,914
Net appreciation of investments	13,761,051

Total additions	26,001,084

Deductions
Benefits paid to participants	11,735,055

Net increase	14,266,029
Net assets available for benefits at beginning of year	107,986,536

Net assets available for benefits at end of year	$122,252,565

See accompanying notes.

FirstMerit Corporation and Affiliates
Employees’ Salary Savings Retirement Plan
Notes to Financial Statements
December 31, 2009
1. Description of the Plan
The following brief description of the FirstMerit Corporation and Affiliates Employees’ Salary Savings Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.
The Board of Directors of FirstMerit Corporation (FirstMerit or the Corporation) established this defined contribution plan as of October 1, 1985. The Plan covers all employees of FirstMerit who have three months of service and have attained the age of twenty-one. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.
Contributions
The Plan permits each participant to contribute from 1% to 50% of compensation, subject to certain limitations. Such contributions are known as voluntary pretax employee contributions. Voluntary pretax contributions and earnings are credited to each participant’s Employee Contribution Stock Ownership Plan (ESOP) account and are immediately vested and nonforfeitable.
Effective January 1, 2009, the Plan was amended to allow the Corporation to make, at its discretion, matching contributions equal to a certain percentage or amount of each participant’s voluntary pretax employee contributions. Matching contributions are not required to be made for any pay period. If made, matching contributions are required to be allocated during each pay period. All matching contributions are immediately vested and nonforfeitable. FirstMerit made no matching contributions to the Plan for the year ended December 31, 2009.
Matching contributions are made in FirstMerit common stock purchased on the open market by the trustee, on a no-commission, no-fee basis, at a price equal to the immediate asked price of such shares on the NASDAQ on the date of purchase. After a participant’s six month anniversary from date of hire, the participant may elect to transfer up to 100% of the FirstMerit common stock held to one or more of the other available investment options.
FirstMerit may also make discretionary contributions from time to time in amounts determined by FirstMerit’s Board of Directors. Such discretionary contributions will be allocated among those participants in the plan who are employed on the last day of a plan year in proportion to their respective points for the plan year to which the discretionary contribution applies. A participant is awarded one point for each year of service earned. A year of service for this purpose is generally credited for every twelve months of continuous service, including service rendered prior to the effective date of the plan and service rendered while not participating in the plan, but not including (in the case of rehired employees) periods of service prior to any severance from service. FirstMerit made no discretionary contributions to the Plan for the year ended December 31, 2009.
For plan years beginning on and after January 1, 2007, retirement investment plan contributions of 3% of participant’s eligible compensation for the plan year will be made to eligible Plan participants in accordance with the participant’s existing investment direction. If a participant does not have an existing investment direction, such contributions will be invested in the Fidelity Balanced Fund. The retirement investment plan contribution and earnings thereon for each participant are 100% vested after completing three years of service.
For plan years beginning on and after January 1, 2005, FirstMerit may make profit sharing contributions from time to time in such amounts as may be determined by FirstMerit’s Board of Directors. Such profit sharing contributions will be allocated among those eligible participants in the plan who are employed on the last day of a plan year in the proportion that such participant’s plan compensation for the plan year bears to the total plan compensation of all eligible participants. Profit sharing contributions will be made in accordance with the participant’s existing investment direction. If a participant does not have an existing investment direction, such contributions will be invested in the Fidelity Balanced Fund. Profit sharing contributions and earnings thereon for each participant are 100% vested after completing three years of service. FirstMerit made no profit sharing contributions to the Plan for the year ended December 31, 2009.
Participant Accounts
FirstMerit Bank, N.A., a subsidiary of FirstMerit, as the trustee for the Plan, maintains separate accounts for each participant. Each account is credited with the participant’s contribution, and allocations of the Corporation’s contributions and Plan earnings. The Plan currently provides for each participant the ability to invest in one or more of the following investment options (Investment Funds):
American Funds Growth Fund of America – The fund seeks growth of capital over the long-term by investing primarily in a diversified portfolio of U.S. common stocks of well-known and established companies with a market capitalization of at least $200 million.
Dodge & Cox International Stock Fund – The fund is a value fund that invests primarily in large capital non-U.S. equities. The fund is appropriate for investors with a long-term horizon and risk tolerance for foreign equity investments.
Dodge & Cox Stock Fund – The fund primarily seeks long-term growth of principal and income, and secondarily, to achieve reasonable current income. The fund invests in a broadly diversified portfolio of common stocks believed to be undervalued.

Federated Capital Appreciation Fund Intuitional – The fund seeks capital appreciation by investing in large and mid-cap equity securities. It blends both value and growth styles for flexibility in changing investment climates.
Fidelity Balanced Fund – The fund seeks income and capital growth consistent with reasonable risk by investing in equities and a broadly diversified portfolio of debt securities.
PIMCO Total Return Fund – The fund seeks maximum total return, consistent with preservation of capital and prudent investment management. The fund invests primarily in a diversified portfolio of fixed income instruments of various maturities.
T. Rowe Price Retirement Funds – These four target retirement funds invest in diversified portfolios of mutual funds consisting of stocks and bonds and become more conservative over time. Each of the four funds has a different time horizon (target retirement years of 2015, 2025, 2035 and 2045).
T. Rowe Price Small-Cap Stock Fund – The fund seeks to provide long-term capital growth by investing primarily in stocks of a broadly diversified portfolio of small companies.
Vanguard Inflation Protected Securities Fund – The fund’s goal is to provide investors inflation protection and income consistent with investments in inflation-indexed securities. It invests in high-quality inflation-indexed bonds issued by the U.S. Treasury and government agencies as well as domestic corporations. Principal and interest payments are adjusted quarterly in response to changes in inflation.
Vanguard Mid-Cap Index Fund Signal– The fund seeks to match performance of a benchmark index of mid-capitalization stocks. The fund employs a passive management strategy designed to track performance of the MSCI Mid Cap 450 Index.
Vanguard Total Stock Market Index Fund Signal – The fund seeks to match performance of a benchmark index of the overall stock market. The fund primarily invests in the 1,300 largest U.S. common stocks in the Wilshire 5000 Total Stock Market Index.
Vanguard 500 Index Fund Signal – The fund seeks long-term investment results that correspond with the price and yield performance of the S&P 500 Index. The fund tracks the performance of the S&P 500 Index, which is primarily the stock of large U.S. companies.
SEI Stable Asset Fund – This collective trust seeks to preserve principal and earn current income through a diversified portfolio of high quality investments, including wrapped fixed income investments to enhance credit quality and diversification.
FirstMerit Corporation Common Stock – The Plan provides for participants to invest directly in common shares of the Corporation. Each participant electing to purchase common shares of the Corporation through the Plan is permitted to vote such common shares in the same manner as any other shareholder and is furnished proxy materials to such effect. Dividends, if any, paid by FirstMerit are either reinvested in the Plan or paid quarterly to the participant, at the option of the participant.
Payment of Benefits
Upon termination of a participant’s employment, including termination by reason of death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her accounts, or regular installments over any period not exceeding ten years.
Participant Loans
The loan feature allows participants to borrow against amounts accumulated in the Plan on their behalf. The Plan agreement sets forth guidelines as to certain limitations, and permissible interest rates and repayment terms.
Administrative Expenses
Substantially all administrative expenses, including the trustee’s fees, are paid by FirstMerit.
2. Summary of Significant Accounting Policies
Basis of Presentation
The financial statements have been prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles (GAAP). Effective July 1, 2009, the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) became the single source of authoritative nongovernmental GAAP. Other than resolving certain minor inconsistencies in current GAAP, the ASC is not intended to change GAAP, but rather to make it easier to review and research GAAP applicable to a particular transaction or specific accounting issue. Technical references to GAAP included in these Notes To Financial Statements are provided under the new ASC structure.
There have been no material subsequent events requiring recognition in the financial statements or disclosure in the notes to the financial statements.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Investments are reported at fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-

dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
One of the investment options offered by the Plan, the SEI Stable Value Fund, is a collective trust fund that is invested in contracts deemed to be fully-benefit responsive, as defined in ASC 962, Plan Accounting – Defined Contribution Pension Plans (ASC 962). ASC 962 requires that this investment be reported at fair value. However, contract value is the relevant measurement attribute to the Plan because it is the amount available for Plan benefits. Accordingly, investments as reflected in the Statement of Net Assets Available for Benefits state the SEI Stable Value Fund at fair value, with a corresponding adjustment to reflect the investment at contract value. Contract value represents contributions made under the contracts, plus earning, less participant withdrawals and administrative expenses. The Statement of Changes in Net Assets Available for Benefit is presented on a contract basis and is not affected by ASC 962.
See note 5 for discussion of fair value measurements.
Payment of Benefits
Benefits are recorded when paid.
Recently Issued Accounting Standards
FASB ASC Topic 820, Fair Value Measurements and Disclosures (ASC 820). In April 2009, an amendment to the accounting and reporting standards of fair value measurements and disclosures was issued. The amendment provides additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased. This amendment also provides guidance on identifying circumstances that indicate a transaction is not orderly. This additional guidance was effective for reporting periods ending after June 15, 2009. The adoption of this guidance did not have a material impact on the Plan’s financial statements. See Note 5 (Fair Value Measurements) for additional information on how the Plan determines fair value.
FASB Accounting Standards Update 2009-12, Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (ASU 2009-12). In September 2009, ASU 2009-12 was issued and amended ASC 820 to allow entities to use net asset value per share (or its equilvanet), as a practical expedient, to measure fair value when the investment does not have a readily determinable fair value and the net asset value is calculated in a manner consistent with investment company accounting. The Plan adopted this guidance in ASU 2009-12 for the reporting period ended December 31, 2009. In addition, as a result of adopting ASU 2009-12, the Plan has provided additional disclosures regarding the nature and risks of investments within the scope of this guidance. Adoption of ASU 2009-12 did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.
Improving Disclosures about Fair Value Measurements. In January 2010, the FASB issued new accounting guidance which will require new disclosures regarding certain aspects of an entity’s fair value disclosures and clarifies existing fair value disclosure requirements. The new disclosures and clarifications are effective for interim and annual reporting periods beginning after December 31, 2009, except for disclosures regarding purchases, sales, issuances, and settlements in the rollforward of activity in Level 3 fair value measurements, which are effective for interim and annual periods beginning after December 31, 2010.
3. Investments
The fair values of investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31,
	2009	2008
American Funds Growth Fund of America	$17,874,323	$7,805,920
Dodge & Cox International Stock Fund	8,302,400	—
Dodge & Cox Stock Fund	6,634,369	—
Fidelity Advisor Equity Growth Fund	—	5,912,396
PIMCO Total Return Fund	9,325,227	7,636,652
Vanguard 500 Index Fund Signal	8,532,041	6,834,761
SEI Stable Asset Fund, at contract value **	11,450,807	10,472,795
FirstMerit Corporation common stock
(Participant and Non-Participant Directed)	38,473,279	42,639,354

**	The fair value of the Plan’s investment in the SEI Stable Asset Fund was $10,920,635 at December 31, 2009.
During 2009, the Plan’s investments, including gains and losses on investments bought and sold, as well as held, during the year appreciated (depreciated) in value as follows:

Mutual Funds	$14,750,849
FirstMerit Corporation common stock	(989,798)

$13,761,051

4. Non-participant Directed Investments
Investments in FirstMerit common stock can either be participant directed or non-participant directed. Information about the net assets and the significant components of changes in net assets related to the FirstMerit common stock investment are as follows:

	December 31,
	2009	2008
Investments, at fair value:
FirstMerit Corporation common stock	$38,473,279	$42,639,354

		Year Ended
		December 31,
		2009

Change in net assets:
Contributions		$980,072
Dividends		1,611,511
Net realized and unrealized depreciation in fair value		(989,798)
Benefits paid to participants		(5,767,859)

		$(4,166,074)

5. Fair Value Measurements
ASC 820 establishes a framework for measuring fair value. The Plan adopted ASC 820 on January 1, 2008.
ASC 820:
•	Defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market in an orderly transaction between market participants at the measurement date;

•	Establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date;

•	Expands disclosures about instruments valued at fair value.
The fair value of financial assets and liabilities is categorized in three levels. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. These levels are:

•	Level 1 – Valuations based on unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

•	Level 2 – Valuations based on quoted prices for similar assets and liabilities traded in the active markets; quoted prices for identical or similar instruments in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived from or corroborated by observable market data by correlation or other means.

•	Level 3 – Valuations based on unobservable inputs which are significant to the fair value measurement.
The following is a description of the valuation methodologies used for assets measured at fair value.
Mutual funds: Valued at quoted prices as reported on the active market in which the mutual funds are traded.
Collective trust fund: The investment in the collective trust fund, as a practical expedient, is valued at its net asset value. This investment is not likely to be sold at an amount other than at its net asset value per share. This investment is not subject to redemption restrictions or future committed contributions.
Common stocks: Valued at the closing price reported on the active market in which the individual securities are traded.
Participant loans: Valued at amortized cost, which approximates fair value.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009:

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Mutual funds	$69,425,087	$—	$—	$69,425,087
Collective trust fund	—	10,920,635	—	10,920,635
Common stock	38,473,279	—	—	38,473,279
Participant loans	—	—	872,519	872,519

Total assets at fair value	$107,898,366	$10,920,635	$872,519	$119,691,520

Level 3 Gains and Losses
The following table sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2009.

Participant loans
Balance, beginning of year	$940,905
Issuances and settlements (net)	(68,386)

Balance, end of year	$872,519

6. Party-in-Interest Transactions
Transactions involving participant loans and common stock of FirstMerit, the Plan Sponsor, are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under 29 CFR 408(b) of the ERISA regulations.
7. Plan Termination
Although it has not expressed any intent to do so, a unanimous action by the FirstMerit Board of Directors may terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, FirstMerit will direct the trustee to distribute the assets of the Plan, after payment of any expenses properly chargeable against the Plan, to participants in proportion to the value of their total account balances as of the date of termination, in cash or in kind and in such a manner as FirstMerit shall determine.

8. Risks and Uncertainties
The Plan holds investments in various investment securities. The Plan generates a significant portion of its earnings from investments in domestic and international mutual funds and FirstMerit common stock. FirstMerit common stock represents a significant concentration of the Plan’s total investments. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
9. Tax Status
The Internal Revenue Service has determined and informed FirstMerit by a letter dated May 9, 2001, that the Plan is qualified under Section 401(a) of the Internal Revenue Code and, therefore, the related trust is exempt from taxation. Although the Plan has been amended since receiving the determination letter, the Plan Sponsor believes that the Plan, as amended, is qualified and the related trust is tax exempt.
10. Reconciliation of Financial Statements to Form 5500
As of June 25, 2010, the Plan’s Form 5500 had not yet been filed. The following is a reconciliation of net assets available for benefits per the financial statements to a draft Form 5500:

December 31,
2009
Net assets available for benefits as reported in the Plan financial statements	$122,252,565
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	(530,172)
Deemed distribution of participant loans	(27,076)

Net assets available for benefits per the draft Form 5500	$121,695,317

The following is a reconciliation of the net increase in net assets available for benefits:

Year Ended
December 31,
2009
Net increase as reported in the Plan financial statements	$14,266,029
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	396,670

Deemed distribution of participant loans	(27,076)

Net increase as reported in the draft Form 5500	$14,635,623

Supplemental Schedule

FirstMerit Corporation and Affiliates
Employees’ Salary Savings Retirement Plan
EIN: 34-1339938                 Plan Number: 002
Schedule H, Line 4i - Schedule of Assets
(Held at End of Year)
December 31, 2009

Identity of Issuer,
Borrower, Lessor,
or Similar Party	Description of Investments	Cost		Current Value
AIM	Aim Short-Term Liquid Asset Fund	$		$2,554
American Funds	American Funds Growth Fund of America			17,874,323
Dodge & Cox	Dodge & Cox International Stock Fund			8,302,400
	Dodge & Cox Stock Fund			6,634,369
Federated	Federated Capital Appreciation Fund Institutional			51,963
Fidelity	Fidelity Balanced Fund			5,002,405
PIMCO	PIMCO Total Return Fund			9,325,227
T. Rowe Price	T. Rowe Price Retirement Fund 2045			394,340
	T. Rowe Price Retirement Fund 2035			809,475
	T. Rowe Price Retirement Fund 2025			716,962
	T. Rowe Price Retirement Fund 2015			1,336,967
	T. Rowe Price Small-Cap Stock Fund			4,481,630
Vanguard	Vanguard Inflation Protected Securities Fund			731,407
	Vanguard Mid-Cap Index Fund Signal			3,574,734
	Vanguard Total Stock Market Index Fund Signal			1,654,290
	Vanguard 500 Index Fund Signal			8,532,041
SEI	SEI Stable Asset Fund			10,920,635
* FirstMerit Corporation	FirstMerit Corporation Common Stock		38,814,830	38,473,279

			38,814,830	118,819,001
* Participants	Participant Loans — at various interest rates ranging from 2.44% - 11.75% with various maturity dates			872,519

			$38,814,830	$119,691,520

*	Indicates party-in-interest to the Plan
Note: Cost information is disclosed for FirstMerit Corporation common stock since investment can be either participant or non-participant directed. Cost information is not disclosed for all other investments since they are solely participant directed.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FirstMerit Corporation and Affiliates Employees’ Salary Savings Retirement Plan
	By:	/s/ Terrence E. Bichsel
Terrence E. Bichsel
Executive Vice President and Chief Financial Officer
Date: June 25, 2010

Exhibit Index

Exhibit
Number	Exhibit
23	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm, dated June 25, 2010.